February 14, 2008

BY EDGAR

Brigitte Lippmann, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Comanche Clean Energy Corporation
Amendment No. 2 to Registration Statement on Form F-1
File No. 333-143914
Filed: January 24, 2008

Dear Ms. Lippmann:

  Reference is made to your comment letter, dated February 7, 2008 to our client, Comanche Clean Energy Corporation (the “Company”), relating to the subject amendment to registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1.
We note in your response to comment 3 in our letter dated November 29, 2007 that you have reduced the number of shares to 30% of the public float. Please disclose how you calculated the public float, including how you determined the number of shares held by officers and directors of the company, 10% or greater shareholders, and the selling shareholders. We may have further comments after we review your response.

We calculated the public float by subtracting from the 9,237,033 Ordinary Shares which are currently outstanding, the sum of all outstanding Ordinary Shares currently held by each (a) officer and director of the Company, (b) person which owns more than 10% of the currently outstanding Ordinary Shares and (c) affiliate of any person referred to in clause (a) or (b). Based on the foregoing, we subtracted the outstanding Ordinary Shares owned by Alicia Noyola; Thomas Cauchois; Castanhera Acquisition Company, LLC (an affiliate of our directors, Alexandre Tadeu Kume and Jose Ricardo Kume, who do not own any Ordinary Shares directly); Whitebox Hedged High Yield Partners, LP and its affiliates, Whitebox Intermarket Partners, LP and Guggenheim Portfolio Company XXXI, LLC; Sandelman Partners Multi-Strategy Master Fund, Ltd.; MHR Institutional Partners III LP and its affiliates, MHR Capital Partners (100) LP and MHR Capital Partners Master Account LP. The foregoing persons own an aggregate of 6,880,175 of the outstanding Ordinary Shares. Therefore, we calculated the public float to be equal to 2,356,858 shares and 30% of such number to be 707,057.

Certain Disclosure Regarding Conversion of Notes and Exercise of Warrants, page 4

2.
We note your response to comment 8 in our letter dated November 29, 2007; however, you disclose on pages 90 and F-32 that the company may be required to pay liquidated damages under the registration rights agreement. Therefore, please include tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in ordinary shares) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding liquidated damages. Provide footnote disclosure of the terms of each such payment.

The tables included in the section of the prospectus entitled “Certain Disclosure Regarding Conversion of Notes and Exercise of Warrants” starting on page 9 of the prospectus have been revised to include a line item for the maximum amount of liquidated damages that may be payable by the Company pursuant to the provisions of the registration rights agreement covering the registration of ordinary shares which were issued and the ordinary shares issuable upon exercise of warrants and conversion of convertible notes issued in the April 3, 2007 and June 18, 2007 transactions. In addition, footnotes have been added to describe the applicable liquidated damages provisions.

Plan of Distribution, page 32

3.
We reissue comment 13 in our letter dated November 29, 2007. Because there is currently no market for your shares, please revise, here and on the prospectus cover page, to indicate that selling shareholders will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Note that this does not mean that the resales must remain at a fixed price. Also disclose the method of determining the price of the securities offered.

The prospectus cover page and the section of the prospectus entitled “Plan of Distribution” on page 36 of the prospectus have been revised to state that the selling shareholders will sell at a fixed price of $6.50 per share until the Company’s Ordinary Shares are quoted on the OTC Bulletin Board. In addition, the calculation of the registration fee has been revised to make the proposed maximum offering price per share of the currently outstanding Ordinary Shares $6.50 per share and to recalculate the fee based on such changed price. The registration fee has been previously paid.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Contractual Obligations, page 77

4.	We have reviewed your response to comment 2 in our letter dated November 29, 2007.

Given that the table of contractual obligations is presented at December 31, 2006, it is unclear why you have not presented long-term debt obligations of $1,026 in the less than 1 year column and $649 in the 1-3 years column. Please revise or advise. In addition, please revise your table of contractual cash obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

The “Contractual Obligations” table in the Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 78 of the prospectus has been revised accordingly.

Unaudited Pro Forma Consolidated Financial Statements, page 78 Estimated Unaudited Pro Forma Combined Balance Sheet, page 79

5.
It appears that all of the activity resulting in pro forma adjustments to your December 31, 2006 balance sheet occurred prior to June 30, 2007. As such, all of this activity would be reflected in your June 30, 2007 balance sheet, as presented within this Form F-1/A. Rule 11-02(c)(1) of Regulation S-X states that a pro forma balance sheet as of the end of the most recent period shall be filed unless the transactions are already reflected in such balance sheet. Accordingly, please remove your pro forma balance sheet as of December 31, 2006. Please advise if you believe any of the activity presented within your pro forma balance sheet occurred after June 30, 2007 and thus a pro forma balance sheet is required.

The unaudited pro forma combined balance sheet as of December 31, 2006 has been deleted from the prospectus. No activity presented within the Company’s pro forma balance sheet occurred after June 30, 2007.

Security Ownership of Certain Beneficial Owners and Management, page 86

6.
We reissue comment 25 in our letter dated November 29, 2007. Please reflect the shares held by Castanhera as also being beneficially owned by Alexandre and Jose Kume. Alternatively, please provide us with counsel's legal analysis regarding why these officers, who own 80% of Castanhera and also manage the LLC, are not beneficial owners of the shares held by Castanhera.

The table in the “Security Ownership of Certain Beneficial Owners and Management” section on page 86 of the prospectus has been revised to reflect the shares held by Castanhera Acquisition Company, LLC as also being beneficially owned by Alexandre and Jose Kume.

7.	Please tell us how you calculated the number of shares held by all officers and directors as a group.

The total number of shares beneficially owned by all officers and directors as a group set forth in the “Security Ownership of Certain Beneficial Owners and Management” section on page 87 of the prospectus has been revised to correct an error. The total number of shares owned by all officers and directors as a group consists of the 1,182,413 shares beneficially owned by Thomas Cauchois, the 1,182,413 shares beneficially owned by Alicia Noyola and the 844,660 shares deemed to be beneficially owned by each of Alexandre Tadeu Kume and Jose Ricardo Kume. Such 844,660 shares are only counted once since they represent the same shares.

Certain Relationships and Related Transactions, page 90

8.
We note your response to comment 27 in our letter dated November 29, 2007. Please reconcile the description of the related party transactions relating to your founders and their affiliates with Note 11 to the financial statements.

We have revised the first paragraph of the “Certain Relationships and Related Transactions” section on page 88 of the prospectus to discuss the issuance by Comanche Corporation, our now wholly-owned subsidiary, of one ordinary share of Comanche Corporation to each of Thomas Cauchois and Alicia Noyola in order that the discussion be more clearly reconciled with Note 11 to the financial statements.

Financial Statements General

9.
We note that your F-1/A includes audited financial statements which are older than 12 months as of the date your most recent amendment was filed. The Item 8.A.4 of Form 20-F and the corresponding instructions indicate that, in the case of an initial public offering, audited financial statements no older than 15 months may be accepted if the company is able to represent the following:

•	The company is not required to comply with the 12 month requirement for the age of financial statements in any other jurisdiction outside the United States; and
•	Complying with the 12 month requirement is impracticable or involves undue hardship

If you meet both of the above criteria, please revise your registration statement to include an exhibit containing management's representation that you have met these criteria. If you do not meet both criteria, please revise your filing to include audited financial statements (which may cover a period of less than a full year) so that your financial statements at the time the registration statement is declared effective will be less than 12 months old.

The foregoing representations are made in a letter to the Securities and Exchange Commission that is being filed as Exhibit 99.1 to the Registration Statement.

Legal Opinion - Exhibit 5.1

10.
We reissue comment 35 in our letter dated November 29, 2007. Please delete the language in paragraph 2 relating to entries being made in the register of members of the Company. Counsel cannot assume that the company has taken all corporate actions necessary to authorize the issuance of the shares, including ministerial actions. Please also amend the legal opinion to reflect the revised amount of shares being registered.

Cayman Islands counsel has issued an amended opinion which is dated the date hereof and which refers to the reduced number of ordinary shares being registered. A new sixth paragraph has been added to the “Recent Placements of Securities” subsection of the Prospectus Summary” section on page 5 of the prospectus to discuss the necessary step of making an entry in the Register of Members of the Company in order to have newly issued shares be considered to be validly issued. However, we and such counsel do not believe that a change in the legal opinion to delete the assumption regarding the entries in the register of members should be required. The assumption in the opinion that entries be made in the Register of Members of the Company pertains only to ordinary shares to be issued in the future upon exercise of warrants the resale of which is covered in the registration statement. It does not pertain to ordinary shares already issued and covered in the registration statement since the entries in the Register of Members as to such shares have already been made. The entries in the Register of Members are not authorizations by the directors, but are rather ministerial in nature. Since the entries can only be made in the future when ordinary shares are issued upon exercise of the warrants, counsel must assume that such entries will be made just as counsel must assume that the exercise price of the warrants will be paid.

Very truly yours,

/s/ Darren Ofsink
Darren Ofsink